Nasdaq Regulation

Eun Ah Choi
Vice President, Listing Qualifications
Deputy General Counsel

February 10, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 10, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from Signal Hill Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, which consist of one share of Class A common stock, par value $0.0001 per share, and one-half of one redeemable warrant to purchase one share of Class A common stock
Shares of Class A common stock, par value $0.0001 per share, included as part of the units
Redeemable warrants included as part of the units

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi